                                                                      Exhibit 12

                      Southwestern Electric Power Company
                       Ratio of Earnings to Fixed Charges
                        For the Years Ended December 31
                               2001    2000      1999      1998      1997
                                         (thousands, except ratios)
Operating Income............$143,064  $128,278  $147,062  $150,678  $139,473
Adjustments
  Income Taxes..............  77,553    14,597    55,343    62,595    44,396
  Provision for
    Deferred Income
      Taxes................. (31,396)    14,653  (17,347)  (11,909)   (2,209)
Deferred Investment
      Tax Credits...........  (4,453)   (4,482)   (4,565)   (4,631)   (4,662)
Changes for Investments and
  Plant Development Costs,
  Net of Tax................    -         -         -         -         (483)
Other Income and Deductions.     704     3,405    (2,000)    1,115     3,578
Allowance for Borrowed and
  Equity Funds Used During
  Construction..............   2,735     3,372     1,984     2,687     2,156
  Interest Portion of
    Financing Leases........    -         -          335       598     1,194
    Earnings................$188,207  $159,823  $180,812  $201,133  $183,443

Fixed Charges:
  Interest on
   Long-term Debt..........  $41,401   $43,547   $38,380   $39,233   $40,440
  Interest on
   Short-term Debt..........   8,707    10,174    13,800     8,591     5,736
  Distributions on Trust
   Preferred Securities.....   8,663     8,663     8,662     8,662     5,582
  Interest Portion of
   Financing leases.........    -         -          335       598     1,194
    Fixed Charges........... $58,771   $62,384   $61,177   $57,084   $52,952

Ratio of Earnings to
  Fixed Charges.............    3.20      2.56      2.95      3.52      3.46